

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 25, 2012

<u>Via e-mail</u>
Dr. Ricardo Moro
Principal Executive Officer
Biocurex, Inc.
7080 River Road, Suite 215
Richmond, British Columbia V6X 1X5

   Re: Biocurex, Inc.
     Form 10-K for the fiscal year ended December 31, 2009
     Filed April 1, 2010
     Form 10-K for the fiscal year ended December 31, 2010
     Filed March 31, 2011
     Form 10-K for the fiscal year ended December 31, 2011
     Filed March 30, 2012
     File No. 000-26947

Dear Dr. Moro:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Martin James

          Martin James
          Senior Assistant Chief Accountant

cc: William T. Hart